City of Buenos Aires, October 1, 2024 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in order to comply with section 2, Chapter I, Title XII of the Argentine National Securities Commission (Comisión Nacional de Valores) Rules (2013 revised version). We hereby inform that by means of Resolution No. 991/2024 of the Ministry of Economy (the “Resolution”), published today in the Official Gazette, it was resolved the continuity of the concession agreement of Ferrosur Roca S.A. (“Ferrosur”) that was approved by Decree No. 2681 dated December 29th, 1992 with its amendments and supplement (the “Agreement”), until September 10, 2025. The Resolution also states that the services rendered by Ferrosur under the Agreement may be revoked at any time. Sincerely, Marcos I. Gradin Investor Relations Officer LOMA NEGRA C.I.A.S.A.